Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our report dated May 24, 2024 in the amendment no. 5 to Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333- 275498) with respect to the consolidated balance sheets of Samfine Creation Holdings Group Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2023, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
May 24, 2024	Certified Public Accountants
PCAOB ID No. 1171